EXHIBIT 99.83

Emerald Health Therapeutics Closes $2.2 Million Prospectus Sale

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Feb. 06, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has closed the first tranche of its $3,000,000 prospectus offering (the “Offering”) announced in its news release dated January 6, 2020.

Pursuant to this initial closing, Emerald has issued an aggregate of 7,596,551 units of Emerald (each, a "Unit") at a price of $0.29 per unit for total gross proceeds of $2,203,000. Emerald will issue the remaining 2,748,276 Units, for gross proceeds of $797,000, upon receipt of all necessary approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

Each Unit consists of one common share of Emerald (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one common share of Emerald (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

The Company intends to use the net proceeds of the Offering for general working capital purposes, including the payment of salaries, lease obligations and inventory purchases.

Emerald has also settled interest accrued to December 31, 2019 on its previously issued convertible debentures in the amount of $383,562 by issuing an additional 1,322,627 Common Shares (the “Debt Shares”) at a deemed value of $0.29 per Debt Share.

The Units and the Debt Shares were distributed pursuant to a shelf prospectus supplement filed in all of the provinces of Canada pursuant to National Instrument 44-102 – Shelf Distributions.

As disclosed in Emerald's news release dated January 31, 2020, Emerald settled $2,022,781 (the "Debt") in outstanding debt on January 31, 2020, in exchange for the issuance of shares of Emerald. Emerald wishes to clarify that the Debt represented amounts owed by Emerald to a related party under a previously disclosed hemp supply agreement pursuant to which Emerald received approximately 135,000 kg of product.

Emerald also announces that Thierry Schmidt has is no longer the Chief Commercialization Officer of Emerald. We thank Thierry for his efforts with Emerald.

In addition, Emerald announces that it has today issued an aggregate of 4,250,000 stock options to employees, consultants and directors at an exercise price of $0.29 per common share for a period of five years. All stock options will vest 25% on the date of grant and 25% on the first three anniversaries of the date of grant. Emerald has also granted an aggregate of 375,000 restricted share units to certain directors and employees. The restricted share units will vest one year from the grant date and convert into common shares of Emerald at a fair market value of $0.29 per common share. The stock options and restricted share units have been granted pursuant to Emerald's Omnibus Incentive Plan which has been previously approved by Emerald's shareholders and the TSX Venture Exchange.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms (50%-owned) in British Columbia, producing high quality, affordably priced products in its first 1.1 million square foot Delta 3 greenhouse operation; Verdélite, a premium craft operation with an 88,000 square foot indoor facility in Québec; and Metro Vancouver, a health and wellness-oriented organic organic greenhouse and outdoor operation producing in the first of two 78,000 square foot buildings. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the remaining portion of the Offering; the use of proceeds raised from the Offering; approval of the grant of stock options and restricted share units; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.